                               UNITED FOODS, INC.

                                 SUPPLEMENT TO
                               OFFER TO PURCHASE

   THE OFFER HAS BEEN EXTENDED. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, JULY 3, 1997, UNLESS THE OFFER IS FURTHER EXTENDED.

     The information included in this Supplement amends and supplements the Offer to Purchase of United Foods, Inc., a Delaware corporation (the "Company"), to purchase certain shares of its Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), and Class B Common Stock, par value $1.00 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Shares"). This Supplement amends the Offer to Purchase (which as amended by this Supplement and together with the related revised Letter of Transmittal, constitute the "Offer") by extending the Expiration Date and by increasing the number of Shares offered to be purchased by the Company to up to 2,500,000 shares of Class A Common Stock and up to 1,500,000 shares of Class B Common Stock, at a price of $2.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and in the related revised Letter of Transmittal. The Offer is further amended to add as a condition that the Company does not determine in its sole judgment that there is a reasonable likelihood that, after purchase of the Shares covered by the Offer, either the Class A Common Stock or the Class B Common Stock will cease to qualify for continued listing on the American Stock Exchange (the "Amex"). See "Certain Conditions of the Offer" and "Purpose of the Offer; Certain Effects of the Offer" in this Supplement.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6 OF THE OFFER TO PURCHASE AS AMENDED BY THIS SUPPLEMENT.

     The Shares are listed and principally traded on the Amex. The Shares are also listed and traded on the Pacific Exchange (the "PE"). On June 17, 1997, the day on which the Company announced, after the close of trading, its intention to amend the Offer, the closing sales price of the Class B Common Stock as reported by the Amex was $2 1/8 per share. No sale of Class A Common Stock took place on the Amex on June 17, 1997, but the then most recent sale was at $2 1/4 per share on June 16, 1997. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. As of 4:00 p.m. Eastern time, June 17, 1997, a total of 2,433,855 shares of Class A Common Stock and 1,639,402 shares of Class B Common Stock had been validly tendered and not withdrawn in response to the original Offer.

     Questions and requests for assistance or for additional copies of this Offer may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER ANY OR ALL OF SUCH STOCKHOLDER'S SHARES PURSUANT TO THE OFFER. EACH STOCKHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

     THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THIS SUPPLEMENT, THE OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY.

June 18, 1997

To the Holders of Class A and Class B Common Stock of United Foods, Inc.:

     The following information amends and supplements the Offer to Purchase of the Company pursuant to which the Company is offering to purchase up to 2,500,000 shares of Class A Common Stock and up to 1,500,000 shares of Class B Common Stock at a price of $2.50 per Share, net to the seller in cash, upon the terms and subject to the condition set forth in this Supplement, the Offer to Purchase and the related Letter of Transmittal.

     THE OFFER IS SUBJECT TO CERTAIN CONDITIONS SET FORTH IN SECTION 6 OF THE OFFER TO PURCHASE, AS AMENDED BY THIS SUPPLEMENT, INCLUDING THE CONDITION THAT THE COMPANY DOES NOT DETERMINE THAT THERE IS A REASONABLE LIKELIHOOD THAT, AFTER PURCHASE OF THE SHARES COVERED BY THE OFFER, EITHER THE CLASS A COMMON STOCK OR THE CLASS B COMMON STOCK WILL CEASE TO QUALIFY FOR CONTINUED LISTING ON THE AMEX.

     PROCEDURES FOR TENDERING SHARES ARE SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE AS AMENDED BY THIS SUPPLEMENT. ALL SHARES THAT PREVIOUSLY HAVE BEEN PROPERLY TENDERED AND NOT WITHDRAWN REMAIN PROPERLY TENDERED PURSUANT TO THE OFFER AS AMENDED BY THIS SUPPLEMENT. SHAREHOLDERS WHO HAVE NOT TENDERED AND DESIRE TO DO SO MAY USE EITHER THE REVISED LETTER OF TRANSMITTAL DELIVERED WITH THIS SUPPLEMENT OR THE LETTER OF TRANSMITTAL DELIVERED TO THEM WITH THE OFFER TO PURCHASE.

     Except as amended by this Supplement, the terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal are applicable in all respects to the Offer.

     Stockholders are urged to read this Supplement, the Offer to Purchase and the Letter of Transmittal carefully before deciding to tender their Shares.

INCREASE IN NUMBER OF SHARES

     The number of Shares the Company is offering to purchase pursuant to the Offer is increased to up to 2,500,000 shares of Class A Common Stock and up to 1,500,000 shares of Class B Common Stock. All references to the Company offering to purchase up to 1,000,000 Shares in the Offer to Purchase and the Letter of Transmittal initially delivered to stockholders are hereby amended to offer to purchase up to 2,500,000 shares of Class A Common Stock and up to 1,500,000 shares of Class B Common Stock, as appropriate, unless the context requires otherwise. The maximum number of Shares the Company is offering to purchase represents approximately 37% of the Shares outstanding as of June 10, 1997, or approximately 49% of the Class A Common Stock and 26% of the Class B Common Stock outstanding as of June 10, 1997.

EXTENSION OF THE OFFER

     The term "Expiration Date" as defined in Section 1, "Number of Shares; Proration; Extension of the Offer," of the Offer to Purchase is amended to mean 5:00 p.m., New York City time, on Thursday, July 3, 1997, unless and until the Company shall have extended the period of time during which the Offer is open, in which event, the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

PRORATION

     If, prior to the Expiration Date, more than 2,500,000 shares of Class A Common Stock (or such greater number of shares of Class A Common Stock as the Company may elect to purchase pursuant to the Offer) are validly tendered and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, buy shares of Class A Common Stock first from all stockholders who beneficially owned as of the close of business on May 15, 1997, and continue to beneficially own as of the Expiration Date, an aggregate of fewer than 100 shares of Class A Common Stock ("Class A Odd Lot Owners") who properly tender and do not withdraw all their shares of Class A Common Stock and then on a pro rata basis from all other stockholders whose shares of Class A Common Stock are properly tendered and not withdrawn.

     If, prior to the Expiration Date, more than 1,500,000 shares of Class B Common Stock (or such greater number of shares of Class B Common Stock as the Company may elect to purchase pursuant to the Offer) are validly tendered and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, buy shares of Class B Common Stock first from all stockholders who beneficially owned as of the close of business on May 15, 1997, and continue to beneficially own as of the Expiration Date, an aggregate of fewer than 100 shares of Class B Common Stock ("Class B Odd Lot Owners") who properly tender and do not withdraw all their shares of Class B Common Stock and then on a pro rata basis from all other stockholders whose shares of Class B Common Stock are properly tendered and not withdrawn.

CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, subject to any applicable rules and regulations under the Exchange Act, including Rule 13e-4(f), the Company shall not be required to accept for payment, purchase or pay for any shares tendered, may delay the acceptance for payment of or payment for any Shares tendered, and may terminate or amend the Offer, if at any time after May 19, 1997 and prior to the time of payment for any such Shares (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer) any of the conditions set forth in Section 6 of the Offer to Purchase shall have occurred or if at any time after June 17, 1997 and prior to the time of payment for any such Shares (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer) the Company determines in its sole judgment that there is a reasonable likelihood that, after purchase of the Shares covered by the Offer, the Class A Common Stock or the Class B Common Stock will cease to qualify for continued listing on the Amex. The Company currently believes that there is not a reasonable likelihood that the Class A and Class B Common Stock will cease to qualify for continued listing on the Amex following the purchase of the Shares in the Offer. See "Purpose of the Offer; Certain Effects of the Offer."

PRICE RANGE OF SHARES

     The table setting forth the price range of the Shares in Section 7, "Price Range of the Shares; Dividends," of the Offer to Purchase is supplemented by adding the following share price information with respect to Fiscal Year 1998:

                                                             CLASS A          CLASS B
                                                          COMMON STOCK     COMMON STOCK
                                                           PRICE RANGE      PRICE RANGE
                                                          -------------    -------------
                                                          HIGH     LOW     HIGH     LOW
                                                          -----   -----    -----   -----
FISCAL YEAR 1998
Quarter ended May 31, 1997..............................  2 1/8   1 7/16   2 3/16  1 9/16

     On June 17, 1997, the day on which the Company announced, after the close of trading, its intention to amend the Offer, the closing sales price of the Class B Common Stock as reported by the Amex was $2 1/8 per share. No sale of Class A Common Stock occurred on June 17, 1997, but the then most recent sale was at $2 1/4 per share on June 16, 1997. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     The following discussion contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to, the matters discussed below as well as factors described in the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1997.

     On June 17, 1997, the Company's Board of Directors unanimously determined to increase the number of Shares covered by the Offer to an amount to be determined by the Executive Committee of the Board of Directors up to 4,000,000 Shares and authorized the Executive Committee to determine the number of shares of each class of stock to be covered by the Offer up to a combined total of 4,000,000 Shares. In connection with the increase in the number of Shares covered by the Offer, the Board determined that it would be prudent to add as a condition that the Company does not determine, in its sole judgment, that there is a reasonable likelihood that, after the purchase of the Shares covered by the Offer, either the Class A Common Stock or the Class B Common Stock will cease to qualify for continued listing on the Amex. As described below, the Company currently believes that, after the purchase of the Shares covered by the Offer, there will not be a reasonable likelihood that the Class A or Class B Common Stock will cease to qualify for continued listing on the Amex.

     On June 17, 1997, the Executive Committee of the Company's Board of Directors unanimously determined to increase the number of Shares covered by the Offer to up to 2,500,000 shares of Class A Common Stock and up to 1,500,000 shares of Class B Common Stock.

     The Company's Board of Directors based its determination to increase the number of Shares covered by the Offer on the desire to accommodate the interests of all stockholders who may wish to tender Shares in the Offer as well as the Company's continuing belief that the current market prices of the Shares do not adequately reflect the value of the Company's business, assets and prospects and that the Shares represent an attractive investment opportunity for the Company and a good use of a substantial portion of the cash, cash equivalents and credit it has available. The Offer will afford to stockholders the opportunity to dispose of Shares without the usual transaction costs associated with a market sale. Stockholders whose Shares are not purchased in the Offer will obtain an increase in their ownership interest in the Company and thus in the Company's assets and future earnings, subject to the Company's right to sell or issue additional shares and other equity securities.

     Shares the Company acquires pursuant to the Offer initially will be held in the Company's treasury or retired (or a combination thereof) and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules of the Amex or the PE) for such purposes as, among others, the acquisition of other businesses, the raising of additional capital for use in the Company's business, the distribution of stock dividends and the implementation of, or the satisfaction of obligations under, employee benefit plans. The Company has no present plans for the use of the Shares acquired pursuant to the Offer.

     The Company has been advised that none of its directors or executive officers (other than W. Donald Dresser, the Company's Executive Vice President and Director of Development) and none of the members of the Tankersley family currently intend to tender Shares pursuant to the Offer. Mr. Dresser owns 88,500 shares of Class A Common Stock and 56,800 shares of Class B Common Stock and has indicated that he intends to tender all Shares that he owns.

     James I. Tankersley and Daniel B. Tankersley have advised the Company that the Offer is not a "Rule 13e-3 transaction" or a step in any series of transactions constituting a Rule 13e-3 transaction. A Rule 13e-3 transaction (also known as a "going private" transaction) is defined in Rule 13e-3 under the Exchange Act to include a transaction such as the Offer if it has either a reasonable likelihood or a purpose of producing, either directly or indirectly, the effect of causing a class of equity securities that is registered under
Section 12(b) or 12(g) of the Exchange Act to be neither listed on the Amex, the PE or another national securities exchange nor authorized to be quoted on an inter-dealer quotation system of a registered national securities association. The Offer would also be deemed a Rule 13e-3 transaction if it has a reasonable likelihood or purpose of causing, directly or indirectly, the Class A Common Stock or the Class B Common Stock to be held of record by less than 300 persons. As of May 31, 1997, there were 2,227 record holders of Class A Common Stock and 1,767 record holders of Class B Common Stock.

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of stockholders, which could adversely affect the liquidity and market value of the remaining Shares. Nonetheless, the Company believes that there still will be a sufficient number of Shares outstanding and publicly traded following the consummation of the Offer to ensure a continued trading market in the Shares.

     According to the Amex's published guidelines, the Amex would consider delisting the shares of Class A Common Stock or Class B Common Stock if, among other things, the number of holders of round lots of such class should fall below 300, the number of publicly held shares of such class (exclusive of holdings of officers, directors, their immediate families and other concentrated holdings of 10% or more ("Amex Excluded Holdings"), should drop below 200,000 shares or the aggregate market price of publicly held shares of such class (exclusive of Amex Excluded Holdings) should fall below $1,000,000. As of May 19, 1997, there were 1,446 record holders of round lots of Class A Common Stock and 1,055 record holders of round lots of Class B Common Stock. Based on the number of shares outstanding and share ownership as of June 10, 1997, there would be, exclusive of Amex Excluded Holdings, 1,556,775 publicly held shares of Class A Common Stock and 1,321,856 publicly held shares of Class B Common Stock following the purchase of all of the Shares covered by the Offer. The published guidelines of the Amex also state that any development which substantially reduces the number of holders of shares of a listed class may occasion review of continued listing by Amex. The Board of Directors does not believe any such review would result in delisting of the shares of Class A Common Stock or Class B Common Stock as a result of the Offer.

     According to the PE's published guidelines, the PE would consider delisting the shares of Class A Common Stock or Class B Common Stock if, among other things, the number of holders of shares of such class should fall below 800, the number of publicly held shares of such class (exclusive of holdings of officers, directors, their immediate families and other concentrated holdings of 10% or more ("PE Excluded Holdings"), should drop below 500,000 or the aggregate market price of publicly held shares of such class (exclusive of PE Excluded Holdings) should fall below $3,000,000. The published guidelines of the PE also state that it will examine qualitative criteria, which may include unwarranted use of company funds for the repurchase of equity securities as a factor which could lead to delisting. It is possible that the repurchase of Shares pursuant to the Offer could result in the delisting of either or both of the Class A Common Stock and the Class B Common Stock from the PE, particularly in view of the market value requirement for each class. However, the Board of Directors does not believe the purchase of Shares pursuant to the Offer is reasonably likely to result in the delisting of either the Class A Common Stock or the Class B Common Stock from the Amex.

     The market value of the Shares remaining after the Company's purchase of Shares pursuant to the Offer may be adversely affected by the reduced number of publicly held Shares or because the Purchase Price is substantially in excess of recent market prices at which the Shares have traded prior to announcement of the Company's intention to commence the Offer. The Company has not undertaken any studies or made any analysis of the market prices at which the remaining Shares are likely to trade following consummation of the Offer, and can provide no assurance as to the market value of the Shares following the Company's purchase pursuant to the Offer.

     The reduction in cash assets and the increased borrowings resulting from purchase of Shares pursuant to the Offer will reduce the resources of the Company available to make acquisitions and other capital investments. While the Company regularly reviews its business strategy and evaluates various options available to it, the Company does not currently contemplate any acquisition or other strategic investment.

     It is possible that the purchase of Shares pursuant to the Offer may cause an "ownership change" with respect to the Company within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). Generally, an ownership change would be deemed to occur if, immediately following the Company's purchase of Shares pursuant to the Offer, the percentage of Shares owned by one or more stockholders who then own five percent or more of the outstanding Shares has increased, in the aggregate, by more than 50 percentage points over the lowest percentage owned by such stockholders during the three-year period ending on the day that the Shares tendered pursuant to the Offer are purchased by the Company. The purchase of Shares pursuant to the Offer will continue to affect the determination of whether an ownership change occurs at some point in the next three years. If the Company experiences an ownership change, its ability to offset taxable income generated in taxable periods ending after the ownership change with its existing net operating loss carryforwards and the general business and minimum tax credit carryforwards will be subject to an annual limitation. The amount of the annual limitation is equal to the product of the value of the Company's outstanding stock determined after the completion of the Company's purchase of Shares pursuant to the Offer or future triggering event (reduced by certain capital contributions made in the two-year period prior to the ownership change) and the "long-term tax-exempt rate" (determined monthly and, for ownership changes occurring in the month of May, 1997, 5.64%). The Company will be required to pay federal income taxes in any year in which its taxable income exceeds the annual limitation, notwithstanding the existence of the net operating loss carryforwards and the general business and minimum tax credit carryforwards. The Company cannot predict whether an ownership change will occur as a result of the purchase of Shares pursuant to the amended Offer. If an ownership change does occur, the effect would depend upon the number and value of Shares remaining outstanding after such purchase and the federal long-term tax-exempt rate for the month of the ownership change; thus, this effect cannot be predicted with certainty. The Company, however, no longer has a net operating loss carryforward. Although the Company does have significant general business and minimum tax carryforwards, the use of these carryforwards is already limited by other sections of the Code. Accordingly, the Company does not believe that any limitation on the use of such carryforwards triggered by an ownership change will result in a material adverse change in the Company's financial condition or results of operations.

     As of June 10, 1997 the Company had issued and outstanding 10,809,929 Shares and had reserved for issuance upon exercise of outstanding stock options 829,384 Shares. Pursuant to the United Foods, Inc. Second Management Retirement Plan dated February 26, 1997, all holders of outstanding options have agreed to refrain from exercising such options in consideration of deferred compensation as provided in the plan. The 4,000,000 Shares the Company is offering to purchase represent approximately 37% of the Shares outstanding as of June 10, 1997. With respect to the election of directors, the holders of Class A Common Stock are entitled to elect 25% (or the next highest whole number) of the Company's Board of Directors, and the holders of the Class B Common Stock are entitled to elect the remaining directors. On matters requiring the two classes of common stock to vote together, the holders of Class A Common Stock are entitled to 1/10 vote per share and the holders of Class B Common Stock are entitled to one vote per share. As of June 10, 1997 the Company's directors and executive officers as a group (14 persons) beneficially owned 4,412,395 shares of Class A Common Stock and 2,928,798 shares of Class B Common Stock, representing approximately 50.7% of the Class A Common Stock and 51.4% of the Class B Common Stock. As of June 10, 1997, the Company's directors and executive officers as a group directly owned 817,713 shares of Class A Common Stock and 2,928,798 shares of Class B Common Stock, representing approximately 16% of the Class A Common Stock and 51.4% of the Class B Common Stock. As of June 10, 1997 James I. Tankersley and Daniel B. Tankersley beneficially owned 3,265,591 shares of Class A Common Stock and 2,866,198 shares of Class B Common Stock, representing approximately 40.9% of the Class A Common Stock and 50.3% of the Class B Common Stock. Beneficial ownership of the Class A Common Stock as set forth above includes beneficial ownership of Shares of Class A Common Stock which may be acquired upon the conversion of Class B Common Stock or upon the exercise of outstanding options. As of June 10, 1997 James I. Tankersley and Daniel B. Tankersley directly owned 399,393 shares of Class A Common Stock and 2,866,198 shares of Class B Common Stock, representing approximately 7.8% of the Class A Common Stock, and 50.3% of the Class B Common Stock, respectively.

     Based on the Shares outstanding on June 10, 1997, the percentage of the outstanding Class A Common Stock and Class B Common Stock beneficially owned by the Company's directors and executive officers as a group may increase as a result of the Offer to as much as 69.3% of the Class A Common Stock and 68.5% of the Class B Common Stock, respectively, and the percentage of the outstanding Class A Common Stock and Class B Common Stock directly owned by the Company's directors and executive officers as a group may increase as a result of the Offer to as much as 27.9% of the Class A Common Stock and 68.5% of the Class B Common Stock, respectively. The foregoing percentages reflect the purchase of the Shares that Mr. Dresser, the Company's Executive Vice President and Director of Development, has indicated that he intends to tender. The percentage of the outstanding Class A Common Stock and Class B Common Stock beneficially owned by James I. Tankersley and Daniel B. Tankersley may increase as a result of the Offer to as much as 59.6% of the Class A Common Stock and 68.3% of the Class B Common Stock, respectively, and the percentage of the outstanding Class A Common Stock and Class B Common Stock directly owned by James I. Tankersley and Daniel
B. Tankersley may increase as a result of the Offer to as much as 15.3% of the Class A Common Stock and 68.3% of the Class B Common Stock, respectively.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Following the repurchase of Shares pursuant to the Offer, the Company believes the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Shares are registered under the Exchange Act which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company does not believe that the purchase by the Company of Shares pursuant to the Offer will result in the Shares becoming eligible for deregistration under the Exchange Act.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

     Historical and Unaudited Pro Forma Financial Information. The table below sets forth summary historical financial information for the Company and summary unaudited pro forma financial information giving effect to the purchase of 4,000,000 Shares pursuant to the Offer. The historical financial information for the fiscal years ended February 29, 1996 and February 28, 1997 (other than the ratios of earnings to fixed charges) has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company contained in the Company's Annual Report on Form 10-K for the year ended February 28, 1997, which is hereby incorporated herein by reference. The summary historical financial information should be read in conjunction with, and is qualified by reference to, the audited financial information and related notes thereto from which it has been derived. The summary unaudited pro forma financial information gives effect to the purchase of Shares pursuant to the Offer, based on certain assumptions described below, as if it had occurred on March 1, 1996 with respect to income statement data and on February 28, 1997 with respect to balance sheet data. The unaudited pro forma financial information should be read in conjunction with the historical financial information incorporated herein by reference and does not purport to be indicative of the results that would actually have been obtained had the purchase of the Shares pursuant to the Offer been completed at the dates indicated or that may be obtained in the future.

             SUMMARY HISTORICAL AND UNAUDITED PRO FORMA INFORMATION

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

                                                                    YEAR ENDED
                                                                FEBRUARY 28 OR 29,
                                                              -----------------------
                                                                 1997         1996
                                                              ----------   ----------
                                                               (AMOUNTS IN THOUSANDS
                                                                    EXCEPT PER
                                                              SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS INFORMATION:
Net sales and service revenue...............................  $  195,820   $  191,714
Net income (loss)...........................................         922         (660)
Earnings (loss) per share of common stock and common stock
  equivalents...............................................  $     0.08   $    (0.06)
Weighted average common stock and common stock equivalents
  outstanding...............................................      11,077       11,470
Ratio of Earnings to Fixed Charges(a).......................   1.39 to 1    0.74 to 1
BALANCE SHEET INFORMATION:
Working capital.............................................  $   40,738   $   42,164
Total assets................................................     119,108      128,188
Total assets, less goodwill.................................     119,108      128,188
Total indebtedness..........................................      63,652       73,654
Stockholders' equity........................................  $   55,456   $   54,534
Shares outstanding..........................................      10,810       10,810
Book value per share........................................  $     5.13   $     5.04

---------------

(a) Earnings used in computing the ratio of earnings to fixed charges consists of income before fixed charges and income taxes. Fixed charges consist of interest expense.

                             PRO FORMA PURCHASE OF
                  2,500,000 SHARES OF CLASS A COMMON STOCK AND
                    1,500,000 SHARES OF CLASS B COMMON STOCK
                               AT $2.50 PER SHARE

                                                                   YEAR ENDED FEBRUARY 28, 1997
                                                            -------------------------------------------
                                                             HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                            ------------   ------------   -------------
                                                            (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA
                                                                            AND RATIOS)
STATEMENT OF OPERATIONS INFORMATION:
Net sales and service revenue.............................   $   195,820                   $    195,820
Net income (loss).........................................           922     $   (536)              386
Earnings (loss) per share of common stock and common stock
  equivalents.............................................   $      0.08     $   (.03)     $       0.05
Weighted average common stock and common stock equivalents
  outstanding.............................................        11,077       (4,000)            7,077
Ratio of Earnings to Fixed Charges(a).....................     1.39 to 1                      1.13 to 1

                                                                       AT FEBRUARY 28, 1997
                                                            -------------------------------------------
                                                             HISTORICAL    ADJUSTMENTS      PRO FORMA
                                                            ------------   ------------   -------------
                                                            (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA
                                                                            AND RATIOS)
BALANCE SHEET INFORMATION:
Working capital...........................................   $    40,738                   $     40,738
Total assets..............................................       119,108                        119,108
Total assets, less goodwill...............................       119,108                        119,108
Total indebtedness........................................        63,652     $ 10,300            73,952
Stockholders' equity......................................   $    55,456      (10,300)     $     45,156
Shares outstanding........................................        10,810       (4,000)            6,810
Book value per share......................................   $      5.13                   $       6.63

---------------

(a) Earnings used in computing the ratio of earnings to fixed charges consists of income before fixed charges and income taxes. Fixed charges consist of interest expense.

SOURCE AND AMOUNT OF FUNDS

     Assuming that the Company purchases 2,500,000 shares of Class A Common Stock and 1,500,000 shares of Class B Common Stock pursuant to the Offer, the total amount required by the Company to purchase such Shares and pay related fees and expenses will be approximately $10,300,000. The Company anticipates that it will fund the purchase of Shares pursuant to the Offer and the payment of related fees and expenses from available cash or by borrowings under that certain Loan Agreement, Revolving Credit Note and Security Agreement between First American National Bank ("First American") and the Company dated April 7, 1993, as amended (the "First American Revolver") and/or that certain Revolving Credit Agreement between Cooperatieve Centrale Raiffeisen -- Boerenleenbank B.A., "Rabobank Nederland" and the Company dated August 20, 1992, as amended (the "Rabobank Revolver").

     The Company has available credit of $18,000,000 under the First American Revolver at a rate equal to First American's prime rate or an Euro dollar rate, at the Company's option. The First American Revolver matures on June 1, 2000. Any indebtedness incurred pursuant to the First American Revolver is secured by certain of the Company's accounts receivable and inventory. The First American Revolver contains certain restrictive covenants including covenants pertaining to minimum tangible net worth, working capital, the ratio of debt to equity and a coverage ratio. Effective June 17, 1997, the First American Revolver, including the minimum net worth covenant, was amended to permit stock repurchases by the Company to up to $10,000,000 for the fiscal year ending February 28, 1998. The Company anticipates that any borrowings to purchase Shares in the Offer under the First American Revolver will be repaid from cash generated from the Company's operations.

     The Company has available credit of $3,000,000 under the Rabobank Revolver at a rate equal to the Term Federal Funds Rate plus 1.3% . The Rabobank Revolver matures on August 31, 1999. Any indebtedness incurred pursuant to the Rabobank Revolver is secured by the accounts receivable and inventory of the Company's Pictsweet Mushroom Farms division. The Rabobank Revolver contains certain restrictive covenants including covenants pertaining to minimum tangible net worth, working capital and the ratio of debt to equity. Effective June 17, 1997, the Rabobank Revolver, including the minimum net worth covenant, was amended to permit stock repurchases by the Company up to $10,000,000 for the fiscal year ending February 28, 1998. The Company anticipates that any borrowings to purchase Shares in the Offer under the Rabobank Revolver will be repaid from cash generated from the Company's operations.

                                          UNITED FOODS, INC.

June 18, 1997

                               UNITED FOODS, INC.

                                 SUPPLEMENT TO
                               OFFER TO PURCHASE

                        The Depositary for the Offer is:
                  First Union National Bank of North Carolina

        By Mail:              By Facsimile Transmission:        By Hand Delivery or
First Union National Bank           (704) 590-7628               Overnight Courier:
    of North Carolina      (For Eligible Institutions Only)  First Union National Bank
 40 Broad Street, Suite         Confirm by Telephone:            of North Carolina
            550                     (800) 829-8432           40 Broad Street, Suite 500
New York, New York 10004                                         New York, New York


     Any questions or requests for assistance or for additional copies of the Offer to Purchase, this Supplement or the Letter of Transmittal may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. King & Co., Inc.
                                77 Water Street
                         New York, New York 10005-4495
                         Call Toll Free (800) 549-6864